December 9, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Union Pacific Corporation
Registration Statement on Form S-4
Filed October 24, 2013; File Number: 333-191883

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4 (the “S-4”) of Union Pacific Corporation (the “Company”) relating to $439,192,000 aggregate principal amount of the Company’s 3.646% Notes due 2024 (the “New 2024 Notes”) issuable in exchange for the Company’s existing 3.646% Notes due 2024, which were offered and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and $700,000,000 aggregate principal amount of the Company’s 4.821% Notes due 2044 (the “New 2044 Notes” and, together with the New 2024 Notes, the “New Notes”) issuable in exchange for the Company’s existing 4.821% Notes due 2044, which were offered and sold in a transaction exempt from registration under the Securities Act, on behalf of the Company, I hereby represent that:

(a) The Company is registering the New Notes of each series in reliance on the positions enunciated by the staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corp. (available April 13, 1988), Morgan Stanley & Co. Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

(b) None of the Company nor any affiliate of the Company has entered into any agreement or understanding with any person to distribute the New Notes of either series.

(c) To the best of the Company’s information and belief, each person participating in an exchange offer is acquiring the New Notes of a series in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes of such series to be received in the exchange offer.

(d) The Company will make each person participating in each exchange offer aware (through the prospectus included in the S-4 (the “Prospectus”)) that if such person is participating in an exchange offer for the purpose of distributing the New Notes of the applicable series to be acquired in such exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corp. or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(e) The Company (i) has not entered into any arrangement or understanding with any broker-dealer participating in an exchange offer to distribute New Notes of the applicable series to be acquired in such exchange offer, (ii) will make each person participating in each exchange offer aware (through the Prospectus) that any broker-dealer who holds original notes of a series acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes of such series in exchange for such original notes pursuant to an exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes of the applicable series held by the broker-dealer), in connection with any resale of such New Notes and (iii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in an exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding original notes of a series acquired for its own account as a result of market-making activities or other trading activities, an

United States Securities and Exchange Commission

December 9, 2013

acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes of such series received in respect of such original notes pursuant to an exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

/s/ James J. Theisen, Jr.
Name:	James J. Theisen, Jr.
Title:	Associate General Counsel and Assistant Secretary

cc:     Jonathan A. Koff

          Walter L. Draney

          Timothy S. Dunning